SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)1

Peerless Systems Corporation
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

705536100
(CUSIP Number)

Timothy Brog
E2 Investment Partners LLC
551 Madison Avenue, 6th Floor
New York, New York 10017
(212) 557-6150
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 705536100	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) E2 INVESTMENT PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,011,460
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,011,460
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,011,460
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 705536100	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TIMOTHY BROG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,056,760
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,056,760
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,056,760
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 705536100	13D	Page 4 of 10 Pages

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned. This Amendment No. 3 amends the Schedule 13D as specifically set forth.

Item 7.  Material to be Filed as Exhibits.

1. Letter from Timothy Brog to the Members of the Board of Directors of the Issuer, dated November 14, 2007.

CUSIP No. 705536100	13D	Page 5 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

E2 INVESTMENT PARTNERS LLC

Dated: November 14, 2007	By:	/s/ Timothy E. Brog
Name: Timothy E. Brog Title: Manager

By:	/s/ Timothy E. Brog
TIMOTHY E. BROG

CUSIP No. 705536100	13D	Page 6 of 10 Pages

EXHIBIT INDEX

Exhibit	Page
1. Letter from Timothy Brog to the Members of the Board of Directors of the Issuer, dated November 14, 2007.	6 to 10

E2 Investment Partners LLC

November 14, 2007

By Email
Board of Directors
Peerless Systems Corporation
2381 Rosecrans Ave.
El Segundo, CA 90245

Dear Fellow Members of the Board:

As a member of the Peerless System Corporation Board of Directors, I have had to endure unprofessional and erratic behavior, non-cooperation, lies, lack of judgment and virtually non-existent proper corporate governance. After the Board meeting held on Friday, November 2, 2007 (the “November 2nd Meeting”), I felt that the circumstances had reached a point where Peerless stockholders (which I note is a group that does not include any of you, my fellow directors, because each one of you has still not purchased a single share) will be directly and significantly impacted by your behavior and decisions. Therefore I can no longer sit idly by, while you continue to destroy stockholder value.

Egregious Board Compensation Scheme

It is bad enough that certain members of the Board view their position as a Peerless director like a ticket on the “Gravy Train,” but the action taken by the Board at the November 2nd Meeting when it voted 5 to 1 in favor of significantly increasing the compensation to the members of the Board to an unjustifiable level was egregious. The amount of increase in compensation for each director is uncalled for, unearned and disturbing considering the lack of value creation for the stockholders by this Board. It is not surprising that the two directors, Bill Patton and John Reece, who were the architects of the new compensation scheme, and the only directors on the Compensation Committee to vote for the plan, will under the certain circumstances that they themselves set up, earn far in excess of the other directors. When I pointed this out to them and asked them if they intend to recuse themselves from the vote due to a significant conflict of interest, the answer was absolutely not.

In addition, Mr. Patton and Mr. Reece failed to provide any data, backup or analysis to the full Board to support their recommendation of our huge pay increase and their even larger pay increases. Mr. Reece’s only source of outside information and data gathering that he shared with me, a fellow member of the Compensation Committee, was a 2006 Report on Board Compensation from Spencer Stuart. Unfortunately this report is based on a survey of all the companies in the S&P 500; these companies have a median market capitalization of approximately $13 billion. Let me remind you that Peerless has an enterprise value of approximately $15 million and it is not a member of the S&P 500. Using this survey to justify the increase is irresponsible at best, self-serving at its worst. Saying that we as directors of Peerless should be compared to Wal-Mart, Microsoft, Exxon, etc., is hardly reasonable. In addition, our two closest publicly traded competitors, Zoran Corporation and Electronics for Imaging, have board compensation packages that are less generous than the scheme just approved by our Board; this despite those two companies each having a market capitalization of $1.15 BILLION and $1.27 BILLION, respectively, each being worth approximately almost 100 times what Peerless is worth.

CUSIP No. 705536100	13D	Page 7 of 10 Pages

As a director I am going to benefit from the increase in Board compensation. However, as a stockholder of Peerless, like all other stockholders, I am going to suffer because this cost will cause a drag on earnings. If any of you were stockholders yourself, which you are not, you would understand this and might be less greedy.

To go from bad to worse, I am shocked at the absence of diligence, lack of relevant empirical data, and the manner in which this large increase in Board compensation was approved. As a member of the Compensation Committee and again at the November 2nd Meeting I asked John Reece for any kind of analysis that justifies this increase in compensation for the Board. In addition, I asked Mr. Reece what he estimated the cost to Peerless would be from this increased compensation.

As you recall, I explained to you all that we owe Peerless stockholders a Duty of Care and a Duty of Loyalty and that in my opinion by voting to approve Reece and Patton’s golden Board scheme without any relevant data or outside research by a third party to support the proposed fees and without knowing the cost to Peerless, you failed both tests. At the end of the day, it is not going to be my opinion that counts, but the opinion of Peerless stockholders and the bevy of class action lawyers prowling for misconduct.

As you well know, Mr. Reece did not provide us with any analysis or report by outside experts saying that the new Board compensation package that he and Bill Patton, a majority of the Compensation Committee, recommended to us was reasonable and fair. All I got as a member of the Compensation Committee was the aforementioned, and wholly irrelevant, S&P 500 report. All the Board got prior to our vote was Mr. Reece’s assurance that he believed it was fair. Instead of the Board being surprised at the lack of diligence and demanding more from the Compensation Committee, incredulously, other than myself not a single director asked a question.

I informed the Board that the aggregate compensation paid to non-employee directors for their services in fiscal 2007 was approximately $130,000. I asked John Reece and Bill Patton if either one of them had ever calculated the amount of aggregate compensation to be paid to the entire Board if the proposed increases were approved by the Board. They admitted that they had not and they estimated that it would be about double the $130,000 paid last year. I questioned the Board how they could possibly be fulfilling their Duty of Care and Loyalty and approve the proposed changes without knowing the aggregate amount. I informed the Board that I had in fact calculated the aggregate amount of Board compensation over the next twelve months and that the aggregate amount could be as high as $1.4 million.

CUSIP No. 705536100	13D	Page 8 of 10 Pages

I guess based on the past behavior of the members of the Board and the fact we are paid for each meeting that is held, it should not shock me when the Board and its various committees call a Board and committee meetings solely to approve minutes from a prior meeting. Strangely enough, I am sure there are people on the Board who think that they are underpaid by getting $500 for a five minute committee meeting

I have encouraged you, to no avail, to immediately disclose to stockholders the terms of the Patton and Reece enrichment plan and let them vote on it. I have been told that it will not be disclosed until the latest possible time as permitted by law and that stockholders will not be given a chance to vote on it.

I am urging the Board once again to revoke this egregious plan and to return to the old plan, or at a minimum postpone its implementation until stockholders have a chance to vote on it.

Peerless’s Breach of Settlement Agreement

As I stated at the November 2nd Meeting, the Company is in breach of certain material terms of the Settlement Agreement, dated June 3, 2007, by and among Peerless, members of the former Peerless Full Value Committee (which includes myself) and the directors on the date thereof. One of the few things that Peerless was required to do pursuant to the Agreement was to add an independent director to the board that was approved by Diker Management, a large stockholder of Peerless. The Board had five months (up until October 31, 2007) to accomplish this, clearly a sufficient amount of time, and has failed to live up to its end of the bargain. As you know the Board had no problem to quickly add to the Board two old friends of Bill Patton. As a result of this breach of the Settlement Agreement, I intend to consult an attorney and take action if this breach is not corrected by November 26, 2007.

In my opinion this is an intentional breach because the Board is in possession of resumes of four potential nominees who are exceedingly qualified to serve on the Board, each of which would be capable to serve on the audit committee to fill a spot that is so desperately needed. Each of these four nominees (i) were approved by Diker Management, (ii) are seasoned businessmen, (iii) would be independent in the true sense of the word and (iv) could immediately qualify as a “financial expert” as defined by NASDAQ. However, the Nominating Committee’s nonsensical decision that not one of the nominees was qualified to serve on the audit committee is baffling. WHAT MAKES THIS PARTICULARLY OUTRAGEOUS IS THE FACT THAT CERTAIN MEMBERS OF THE COMMITTEE REACHED THIS CONCLUSION WITHOUT EVEN TAKING THE TIME TO CALL THE NOMINEES AND SPEAK WITH THEM. Let me remind you that two of the nominees are certified public accountants and one is a Certified Financial Advisor. Please explain to me how none of these four individuals are qualified.

I urge the Nominating and Corporate Governance Committee and the Board of Directors to stop playing games and immediately add to the Board one of the four nominees.

Corporate Governance

The concept of proper corporate governance seems like it is a foreign concept to the Board. In fact the Board is run by Bill Patton more like a banana republic. Minutes of meetings are whitewashed to exclude any statements or comments made by an individual director. In fact, as you well know, I have asked on numerous occasions to put a fact or a statement on the record, only to be told that this is not allowed.

CUSIP No. 705536100	13D	Page 9 of 10 Pages

A few examples of the disregard for proper corporate governance are as follows: Motions are constantly being made without any clarity of what we are actually voting on. Directors want to vote on the adoption of minutes when they were NEVER at the meeting. The Company has still failed to announce that Bill Patton, the CVD, was named Chairman of the Board.

However, my favorite instance of (i) extremely bizarre and poor corporate governance, (ii) Bill Patton’s dictatorial acts and (iii) the obsequiousness of the rest of the Board, occurred recently at the November 2nd Meeting when I was asked to be heard. Knowing what I was about to say or just trying to play games, Bill Patton said I can be heard, but he first wanted to adjourn the meeting. Not understanding what he was doing or perhaps not realizing how irrational Mr. Patton had become, I said that I would wait until the meeting was reconvened to make my point. You can imagine how flabbergasted I was when Mr. Patton said he adjourned the meeting because I was about to say something and that only after I was finished would he reconvene the meeting. Not surprisingly, not one director said this kind of behavior was inappropriate.

Erratic and Unpredictable Behavior By Chairman of the Board

During the negotiation of the Settlement Agreement I requested that all future directors be independent. Not just independent in name, but truly independent. I suggested that any new directors not have any prior business or social relationship with any current directors. I was told by the Peerless negotiator that on several occasions that Mr. Patton threatened to resign, if he did not have the right to name someone to the Board regardless of his relationship with such person.

The first time I met Bill in person, after talking with him for no more than five minutes, he resigned from the Board and stormed out of the restaurant. Unfortunately at the next day’s Board meeting he showed up and apologized for his behavior. Even more bizarre was several hours later Bill Patton nominated me to be Chairman of the Board and when the vote was taken it was unanimous. You could imagine my surprise when less than 24 hours later I received a call from Rick Roll, Chief Executive Officer, in which he said that Bill had changed his mind and that he wanted to be Chairman of the Board and that I should resign.

In addition, at our first Board meeting, after Bill Patton saw me talking with Peerless’ legal counsel, I overheard him instruct counsel not to talk with me in the future and not to provide me with any information. Although I assumed I must have misunderstood what was actually said, I subsequently spoke with the attorney and confirmed that I heard correctly.

After witnessing the erratic and unpredictable behavior of Bill Patton, I was alarmed and decided to conduct some investigative research. I was further alarmed by what I found and surprised at the lack of disclosure in Peerless’ proxy statement regarding Mr. Patton.

CUSIP No. 705536100	13D	Page 10 of 10 Pages

If I had known how erratic, unprofessional and deceptive Bill Patton was, I never would have agreed to settle the proxy contest in June 2007. Maybe if I and all the other stockholders were made aware of other instances of Bill Patton’s track record of value destruction we would have acted differently.  Just some of his many failures include:

•
Joining MigraTEC, Inc., a public company, in February 2002, as Chairman of the Board, at which time the company had an estimated $40 million enterprise value. In October 2003, only a mere 20 months later, an agent of MigraTec’s secured debt holders foreclosed on substantially all of Migratec’s assets and the company went out of business only days later; or

•	PICO Products, Inc., which had an estimated enterprise value of $18 million when Patton joined its Board of Directors, only to become worthless to its equity holders only 18 months later; or

•
Silicon Film Technologies, Inc., which went from a company with bright prospects when he joined as Chairman and CEO on June 29, 2001, but was put into Chapter 7 Bankruptcy Liquidation less than three months later.

To show the lack of independence of this Board, when I highlighted the above track record and the lack of disclosure in Peerless’ proxy statement just prior to a vote on making Bill Patton the Chairman of the Board, instead of asking for some clarification or explanation of Mr. Patton’s performance, not a single person on the Board asked a question. They just voted in lock step with Mr. Patton just like they had already done and what they have continued to do since that day.

We have a responsibility to the stockholders of our Company; they are the owners of Peerless. Each of us as individuals has a legal and moral obligation to run Peerless for the interest of its owners, not for our benefit. I can only hope that other members of the Board understand their obligation to the stockholders, realize the seriousness of their actions and remember their legal and moral duty.

Once again I urge the Board to terminate the Patton and Reece Compensation Scheme, immediately appoint one of the individuals to the Board of Directors approved by Diker Management as is required by the Settlement Agreement, begin to take full and accurate minutes, and adhere to normal standards of corporate governance.

Very truly yours,

Timothy Brog